BINDING TERM SHEET

Proprietary and Confidential

This binding term sheet (the “Binding Term Sheet”) outlines the terms and conditions under which Function(x) Inc. (“Fn(x)”), directly or indirectly, proposes to acquire all of the equity interests in Bumpclick, LLC (the “Company”) and certain other assets (the “Proposed Transaction”).

Information provided herein is considered “Confidential Information”. By receiving this Binding Term Sheet and any other information related to the Proposed Transaction, each party agrees to keep this information confidential and shall not disclose the information to any third party, other than such party’s representatives, shareholders or lenders that will help evaluate the Proposed Transaction, without the written consent of the disclosing party , and such receiving party agrees that it will safeguard the information with the same degree of care that it safeguards its own confidential information, but in any event with no less than reasonable care. No party will use the information of the other party received in connection with the Proposed Transaction in any manner other than for purposes of evaluating whether to enter into the Proposed Transaction without the prior written consent of the disclosing party.

The Proposed Transaction is to be concluded pursuant to definitive agreements to be entered into between the relevant parties to reflect our mutual agreements and understandings with respect to this matter (the “Definitive Agreements”), but no such Definitive Agreements shall be binding unless approved and executed by each party in accordance with the terms of this Binding Term Sheet, each such party using its good faith with respect thereto.

Purchaser:	Fn(x) or a wholly owned subsidiary of Fn(x) (collectively, the “Purchaser”).
Seller:	Sean Beckner and any other holders of equity interests in the Company (the “Seller”).
Proposed Transaction:
Acquisition by Purchaser of all equity interests in the Company from the Seller. Prior to the Closing, it is contemplated that the Company will acquire certain additional assets. The Company’s current business, as well as such additional assets, shall be known as the “Business.”

Pursuant to the Proposed Transaction, at Closing, the Company shall have no indebtedness for borrowed money and there shall be no liens, charges and/or other encumbrances on any of its assets.

Consideration:
As consideration (the “Consideration”) for equity interests in the Company, the Purchaser shall pay the Seller the following:

(a)    on the Closing Date Ten Million Dollars ($10,000,000) in cash, and

(b)    on the Closing Date, Fifteen Million Dollars ($15,000,000), which shall be payable in shares of the common stock of Fn(x) (the “Closing Date Shares”). The Closing Date Shares will be valued at the weighted average closing price of the common shares of Fn(x) for the fifteen (15) trading day period prior to the closing of the Proposed Transaction. Six Million Dollars ($6,000,000) in value of such shares shall be held in escrow, and shall be released based upon the achievement of the following performance criteria. If the Company’s 2017 EBITDA is at least $3 million, one third of such shares shall be released, if the Company’s 2018 EBITDA is at least $4 million, an additional one third of such shares shall be released, and if both such targets are achieved, the final one third of such shares shall be released.

Key employees of the Company will participate in FN(x)’s equity incentive plan, which can include issuances of restricted stock units or stock options. Fn(x) will grant each key employee at least 100,000 qualified options or restricted stock units each year of employment. In addition, Sean Beckner will be included in any incentive program that the Company may maintain relating to incentives for achievement of market capitalization targets as well as executive management incentive programs. In addition, Sean Beckner shall be appointed President.

CMS Platform:
The Company owns a software platform known as the CMS (the “CMS”). Upon the first to occur of: (a) the sale of the CMS, (b) the exclusive license of the CMS, or (c) 18 months after the Closing, the Purchaser shall pay the Seller 20% of the Value (as defined below) of the CMS, with such amounts to be payable in shares of FN(x) common stock or cash, at FN(x)’s option. In the event that the CMS is sold, the Value of the CMS shall be the price for which it is sold. If the Company enters into an exclusive license of the CMS, the Value shall be the present value of the exclusive license over the life of the license. If the CMS is not sold, and the Company does not enter into an exclusive license of the CMS in the first 18 months, then the value of the CMS shall be the value as determined by the parties, and if the parties cannot agree on a value, at a value determined by the third party appraiser to be engaged to determine such value, with such amounts to be payable in shares of FN(x) common stock or cash, at FN(x)’s option.

Working Capital Adjustments:
Within three (3) days prior to the Closing Date (the “Measurement Date”), the Seller shall prepare and deliver to the Purchaser the estimated closing balance sheet of the Company setting out the anticipated net working capital of the Company as of the Closing Date (the “Closing Date Working Capital”), which balance sheet shall be prepared in accordance with generally accepted accounting principles consistent with the Company’s past practices.

Within forty-five (45) days of the Closing Date, the parties shall prepare and agree to a balance sheet of the Company setting out the actual net working capital of the Company as of the Closing Date (the “Final Working Capital”), which balance sheet shall be prepared in accordance with generally accepted accounting principles and consistent with the Company’s past practices. If the parties are unable to mutually agree upon the Final Working Capital, they shall mutually engage an independent third party certified public accountant to determine the Final Working Capital and any adjustments thereto. To the extent that the agreed upon Final Working Capital is less than $0 (the “NWC Target”), the Seller will pay to the Purchaser the amount by which the Final Working Capital is less than the NWC Target (the “Negative NWC Adjustment”) in cash. To the extent that the Final Working Capital is greater than the NWC Target, the Purchaser will pay the difference to the Seller in cash. The settlement of the working capital adjustment will be within 60 days after the Closing Date.

Representations, Warranties and Indemnification:
The Seller shall provide customary representations and warranties as to the Company and the Business, and the Seller will indemnify the Purchaser for any breaches thereof, but any indemnification from the Seller shall be subject to mutually agreed upon baskets, caps and survival periods. The Purchaser shall provide representations and warranties that are customary of a public company purchaser in a transaction of this nature; provided that the representations and warranties will be limited to the Purchaser’s public disclosures. A portion of the Closing Date Shares Consideration shall be placed in escrow to support the Sellers’ indemnity obligations.

Structure:	The parties shall consider such structure or alternative methods for the Proposed Transaction to effect a tax efficient transaction.

Conditions Precedent:
The following conditions precedent must be satisfied prior to the date of the Closing (the “Closing Date”), unless waived by the Purchaser:

(a)    the completion by the Purchaser of satisfactory business, financial, technical and legal due diligence with respect to the Company and the Business;

(b)    the execution and delivery of a definitive agreement of purchase and sale consistent with the provisions of this Binding Term Sheet and containing customary representations, warranties, covenants, conditions of closing and indemnities for transactions of this nature (the “Purchase Agreement”). The Purchaser shall prepare the first draft of the Purchase Agreement;

(c)    the execution and delivery of employment agreement(s) in a form to be agreed to by Purchaser and Seller with “Key Employees” of the Company. Sean Beckner shall be a Key Employee, and the identity of the additional Key Employees shall be determined by the Purchaser during the due diligence period. The Purchaser shall prepare the employment agreements. The employment agreements shall contain non-competition, non-disclosure, and non-solicitation provisions as described below;

(d)    continued operation of the Business in the ordinary course after execution of this Binding Term Sheet and prior to the Closing Date, provided, the parties acknowledge that the acquisition by the Company of additional assets is within the ordinary course;

(e)    approval of the Proposed Transaction (including any financing required in connection therewith) by the board of directors and shareholders, as applicable, of the Purchaser, including the approval of shareholders to the extent required by any governmental or other regulatory agency under its rules and regulations;

(f)    the receipt of all requisite governmental and regulatory approvals of, exemptions from, and consents to the Proposed Transaction, and the expiration of all waiting periods prescribed by law in respect of the Proposed Transaction;

(g)    the execution and delivery of the non-competition, non-disclosure and non-solicitation agreement described below;

(h)    the receipt by the Company of all consents and approvals to the transfer of any contracts, licenses and other instruments being transferred, which the Purchaser, acting reasonably, considers material to the Business;

(i)    there shall be no liens, charges or any other encumbrances against the Company, and the Company shall not have any outstanding indebtedness for borrowed money and all guarantees related to any indebtedness of the Company shall have been released; and

(j)    such additional conditions of closing as may be customary and appropriate to a transaction of this nature.

In addition, the following conditions precedent must be satisfied prior to the Closing Date, unless waived by the Seller:

(l) the completion by the Seller of satisfactory business, financial, technical and legal due diligence with respect to the Purchaser;
(m) the execution and delivery of Definitive Agreements;

(n) approval of the Proposed Transaction by the board of directors and shareholders, as applicable, of the Company;

(o) the receipt of all requisite governmental and regulatory approvals of, exemptions from, and consents to the Proposed Transaction, and the expiration of all waiting periods prescribed by law in respect of the Proposed Transaction; and

(p) such additional conditions of closing as may be appropriate to a transaction of this nature.

Financial Statements:
Audited financial statements of Company (satisfactory to Purchaser) for the prior two (2) calendar years and interim financial statements through the end of the quarter immediately preceding the execution of the Purchase Agreement shall be delivered prior to Closing. To the extent that additional financial statements are required in connection with the Purchaser’s public filings, the Company shall supply them within forty-five (45) days of Purchaser’s request therefor. All financial statements shall be prepared by a PCAOB-certified accounting firm, and shall comply with the requirements of the United States Securities and Exchange Commission.

Non-Competition, Non-Disclosure and Non-Solicitation Agreement:
The Purchase Agreement and the employment agreements of the Key Employees will provide that the Seller and the Key Employees will each enter into a non-competition, non-disclosure and non-solicitation agreement under which they will each agree with the Purchaser to not:

(a)    in the case of the Seller, for a period of three years from the Closing Date, and in the case of the Key Employees, for a period of two years from the date the applicable Key Employee is no longer a board member or employee of the Company, disclose or use any Confidential Information (as shall be defined in the applicable non-competition, non-disclosure and non-solicitation agreement), except for standard carveouts; provided, however, that obligations with respect to Confidential Information that constitutes trade secrets shall survive indefinitely; and

(b)    for a period of two years after the Closing Date, in any capacity or manner, whether directly or indirectly:

(i)    be engaged or interested in, or carry on, any business or undertaking that competes with the Business;

(ii)    hire or attempt to hire or otherwise solicit any employees of the Company or Purchaser for employment in or services to any undertaking with they are associated; or

(iii) solicit any customers or clients of the Company of the Purchaser for business that would be competitive with the Business or the Business of the Purchaser.

Due Diligence:
Until the earlier of the Closing Date and the date that this Binding Term Sheet is terminated in accordance with the terms hereof, each of the Seller and the Purchaser (in each case, the “Reviewee”) shall:

(a)    in good faith, give to the other party (the “Reviewer”) and the consultants, representatives and advisors (the “Representatives”) of the Reviewer access to, and shall make available to them for inspection and review during normal business hours, all books of account, audit work papers, business and financial records, leases, agreements and other documents of or relating to the Reviewee which the Reviewer or its Representatives consider to be necessary or advisable; and

(b)    make the Reviewee’s personnel, auditor, legal counsel and other employees, agents, advisors, auditors and consultants available to the Reviewer at reasonable intervals during normal business hours for consultation and verification of any information so obtained.

Confidentiality:	The confidentiality provisions set forth in the Confidentiality Agreement between the parties hereto, dated as of March 7, 2017 shall continue to apply with full force and effect.

Exclusivity:
Seller agrees that until the earlier of (a) the end of the sixty (60) day period beginning on the date of its execution of a counterpart of this Binding Term Sheet; or (b) such time as Purchaser and Seller mutually agree to discontinue discussions of the Proposed Transaction (the “Exclusivity Period”), neither Seller nor the Company will, and will not permit any of their directors, shareholders, affiliates, employees or other advisors or agents to (i) solicit, initiate or encourage (including by way of furnishing confidential information concerning the Company or the Business to any party) the submission of inquiries, proposals or offers from any person, Company or other entity other than Purchaser and its affiliates relating to any acquisition or purchase of the Company, its assets, equity interests in the Company or a significant portion of the Business, or any merger, business combination or joint venture including the Business and the business of any person, or in respect of any other transaction which would be inconsistent with the matters contemplated by this Binding Term Sheet (each, a “Competing Transaction”); (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information concerning the Company or the Business to, any Company, person or other entity in connection with a possible Competing Transaction; and (iii) enter into (or commit to enter into) any agreement with respect to, or consummate, a Competing Transaction. Seller agrees that it shall immediately cease any existing discussions or negotiations with any party other than Purchaser or its affiliates that relate to, or may reasonably be expected to lead to, any Competing Transaction. Seller hereby agrees to inform Purchaser in the event it receives any inquiries or offers for a Competing Transaction during the Exclusivity Period immediately upon receipt of such an inquiry or offer and provide the details of the inquiry or offer; provided, however, that in no event shall Seller be required to provide the identity of the party involved.

No Public Disclosure:
None of the parties or their advisors shall disclose the terms and conditions of this Binding Term Sheet without the consent of each party, provided however that either party shall be entitled to disclose the terms if required pursuant to law or to comply with regulatory requirements deemed reasonably necessary by the party. Each party agrees that the timing and content of any other public disclosure related to the Proposed Transaction shall be agreed upon by each party.

Costs and Expenses:
The Seller and the Purchaser will pay their respective fees and expenses (including the fees and expenses of legal counsel, accountants, investment bankers, brokers, or other representatives or consultants) incurred in connection with the Proposed Transaction.

Termination:
This Binding Term Sheet shall terminate on the earlier of: (a) the date the Purchase Agreement is signed by the parties; (b) on the date that is sixty (60) days following the date the Seller executes a counterpart of this Binding Term Sheet; and (c) the date that either the Purchaser or the Seller provides notice to the other that they are terminating negotiations with respect to the Proposed Transaction.

On the date of such termination, this Binding Term Sheet shall be of no further force and effect, except for the provisions relating to Due Diligence, Confidentiality, Exclusivity, No Public Disclosure, Costs and Expenses, Termination, Governing Law, No Binding Agreement, and Prior Agreements and the parties shall have no further obligations.

Governing Law
This Binding Term Sheet shall be governed by and construed in accordance with internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Currency:	Except as otherwise specifically noted herein, all sums of money referenced herein shall be in U.S. currency.
Prior Agreements:
The provisions of this Binding Term Sheet shall supersede the provisions of any prior agreement between the Purchaser and the Seller (and/or any subsidiary or affiliate of either) relating to the Proposed Transaction or any similar transaction.

Signatures on following page

Accepted and agreed to this 7th day of March, 2017

Purchaser:
FUNCTION(X) INC.

By:
Name:
Title:

SELLER: SEAN BECKNER

Sean Beckner